Exhibit 2

Press Release

MARCONI PLC

TRADING UPDATE FOR THE THREE MONTHS
ENDED 31 MARCH 2002

•	Core sales £813 million; 4th quarter seasonal uplift less pronounced than last year as previously indicated

•	Reduced operating loss in the Core compared to previous quarter, £108 million

•	Positive operating cash flow £204 million in the Core due to improved working capital

•	New management team has achieved the targets set in September:

•	Core business operating expenses at end of 4th quarter consistent with £1 billion annualised target

•	All major Capital business disposals completed; cash proceeds over £1.5 billion since September including Medical Systems, over £680 million during 4th quarter

•	Net debt £2.9 billion well within the previously stated target range £2.7 billion — £3.2 billion; Cash balance of £1.4 billion

•	Second Half operating exceptional costs expected in the range of £700 million to £800 million; net non-operating exceptional gains c. £700 million

•	Restructuring discussions underway on the basis of the Group’s revised business plan; Marconi Board has agreed that it will give certain undertakings to its banks and bondholders

•	BXR 48000 developed to schedule; currently in trials with US Federal Government and BTexact Technologies.

London – 25 April 2002. Marconi (London and NASDAQ: MONI) today provided a trading update relating to the three months ended 31 March 2002.

Mike Parton, Chief Executive, said “We have generated over £360 million of positive operating cash flow since the beginning of September despite difficult market conditions, demonstrating the whole Company’s commitment to cash generation. This cash, combined with our successful disposal programme, has helped us to achieve a £1.6 billion reduction in our net debt in that same period.

“Whilst our core market remains depressed we have been taking the necessary actions to drive our costs down. We have hit our year-end cost reduction targets and these actions will contribute to future cash generation.

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“We have been encouraged by the supportiveness of our customers, suppliers and employees through the period of our refinancing discussions. We are working hard to bring those discussions to a successful conclusion as soon as possible.”

Trading Update

Group sales during the fourth quarter amounted to £948 million compared to £2,067 million during the same period last year (£1,719 million excluding Medical Systems which was sold to Philips in October 2001). Of this total, Core contributed £813 million (Q4 2001: £1,426 million) and Capital £143 million (Q4 2001: £313 million). Other items amounted to £(8) million (Q4 2001: £(20) million).

Trading in the Core business during the fourth quarter continued to reflect the difficult market conditions reported for the previous quarters of the year. Telecom operators have maintained their tight control on capital spending. This has led to an absence of major orders for new network build and a lower level of purchase commitments under existing frame contracts.

At the end of March 2002, the order backlog in the Core amounted to £1.7 billion compared to £1.9 billion at 30 September 2001. The book to bill ratio in the Core remained below 1 during the fourth quarter.

As previously indicated, due to the seasonality of the business, fourth quarter Core sales were higher than in the previous quarter (£706 million) but this seasonal uplift was not sufficient to reach the level recorded during the second quarter (£893 million).

Sales to BT were lower than in the fourth quarter last year but higher than in the previous three quarters of the year. BT represented over 22% of Core sales during the three months to 31 March 2002 (18% Q4 2000/01).

Following the trend reported in earlier quarters, the percentage decrease in Network Equipment was considerably higher than the percentage decrease in Network Services whilst Mobile reported an increase in sales.

Optical Networks continued to face particularly tough market conditions in the United Kingdom mainly as a result of the decline in the second operator market. Fourth Quarter ON sales included around £80 million relating to an agreement with BT concerning the sale of high bandwidth SDH equipment previously carried as inventory. This equipment had been installed in BT’s SDH overlay network on a deferred sale basis and was designed to cope with the expected increase in traffic resulting from BT’s push for broadband deployment.

In addition, the Group continued to ship ultra-broadband equipment to BT under the previously announced 5-year frame contract where sales and operating profit will be recognised when the

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circuits provided by this equipment are utilised. No sales have been recognised during the quarter for ultra-broadband equipment previously shipped under this contract.

Sales to Italian customers increased compared to the fourth quarter last year as a result of continuing shipments of SDH and DWDM equipment. The Group has recorded a number of successes and gained market share in the Italian optical market over the last 12 months including the award of new contracts with Telecom Italia, Omnitel Vodafone and Basictel.

Overall during calendar year 2001, Marconi has maintained its market share position in the European Optical market. According to RHK, a leading telecom market research firm, Marconi is joint European leader in this market. Marconi continued to lead the SDH add-drop multiplexer market in Europe with approximately 25 per cent including the share achieved through its channel partners and increased its share in DWDM to approximately 8 per cent.

Sales in Broadband Switching were down compared to the fourth quarter last year as a result of the depressed conditions in the service provider market. Sales to the US Federal Government, on the other hand, were stronger than in previous quarters as new capital expenditure budgets were released at the beginning of the calendar year. During the quarter, the US Federal Government began trials of Marconi’s new BXR-48000 multi-service core switch and in April, the Group announced that the BXR was also undergoing test at BTexact Technologies, BT’s advanced research and technology business.

In March, Marconi announced the streamlining of its Access business whilst re-affirming its commitment to this market segment. Future research and development will be focused on Marconi’s recently launched high density DSLAM platform (Access Hub) and its North American equivalent (the Mx platform) as well as the Group’s fixed wireless access solutions, MDMS and MDRS. During the quarter, sales followed the trends reported in previous quarters with sales of Digital Loop Carrier products in North America and legacy narrowband products in Europe substantially lower than last year. Sales of the high density DSLAM products increased compared to previous quarters as a result of initial shipments to Telkom South Africa and continued shipments to Italian operators Telecom Italia, Edisontel and Wind Infostrada. The Group recorded new sales of fixed wireless access products in Germany as part of the deployment of 2.5G and 3G access backhaul infrastructure projects.

The decrease in Network Services sales was mainly due to lower levels of installation and commissioning activities following the downturn in network equipment supply. The time lag between equipment supply and the associated installation and commissioning has led to a more marked decrease in Network Services sales in the fourth quarter compared to previous quarters of the year.

Mobile reported a slight increase in sales driven by double-digit growth in the Strategic Communications business, a sector which has remained more resilient than the overall telecoms market.

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Cost Reduction

Marconi recorded a Group operating loss (excluding the contribution of associates and before the impact of the adoption of pension accounting standard FRS17 – see page 7) of £111 million during the fourth quarter comprising an operating loss of £108 million in the Core and an operating loss of £3 million in Capital.

Gross profit in the Core amounted to £178 million giving a gross margin of approximately 22 per cent of sales. This demonstrates progress in cost reduction initiatives compared to the previous quarter (£143 million, 20 per cent of sales).

The increase in gross margins compared to the previous quarter was mainly due to cost savings in the supply chain and in installation and commissioning activities as well as the initial impact of the Group’s streamlining of the Access business and its focus on higher margin product lines.

The Group continues to make good progress in its operating cost reduction actions. The underlying exit run-rate of operating expenses in the Core business in fourth quarter was consistent with the Group’s previously stated target to reduce the annual operating cost base in the Core to £1 billion by the end of the financial year.

Core operating costs in the fourth quarter, excluding other costs, were £284 million. These comprised £139 million of Research & Development expenditure (vs £129 million in the previous quarter), £98 million of Sales & Marketing costs (vs £115 million in the previous quarter) and £47 million of General & Administrative costs (vs £45 million in the previous quarter). Cost savings recorded in R&D and G&A during the fourth quarter were off-set by a number of one-off items. A higher than normal level of costs relating to new product developments such as the BXR 48000 and the Ultra Long Haul optical range were incurred during the period increasing R&D costs whilst G&A was impacted, in particular, by one-off professional fees.

At 31 March 2002, Marconi employed approximately 30,200 people world-wide compared to approximately 41,000 at 31 December 2001. The significant decrease in the number of employees during the quarter is mainly due to the disposal of three major businesses from Capital and the Group’s on-going restructuring programme.

By 31 March 2002, within the Core business, the number of employees had been reduced by approximately 27 per cent to around 28,300 since the beginning of the financial year.

On 15 January 2002, Marconi announced a target to achieve additional labour and overhead savings of £200 million and stated that this could lead to an additional reduction of around 4,000 employees from the Core by the end of March 2003. Between mid January and end March 2002, progress has already been made. Through a series of reviews covering the supply chain, back office functions, product lines, sites and staffing levels, the Group has identified and begun to implement all the actions required to achieve these additional cost savings.

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Net Debt

Net debt at 31 March 2002 was £2.9 billion reduced from £4.3 billion at 30 September 2001 and £3.5 billion at 31 December 2001, within the previously stated target range of £2.7 billion to £3.2 billion.

The net debt of £2.9 billion comprises cash of £1.4 billion and gross debt of £4.3 billion funded through £2.2 billion syndicated bank debt, £1.8 billion outstanding Euro and US dollar bonds and around £260 million drawings under local bi-lateral bank agreements.

The Group generated positive operating cashflow of £202 million during the fourth quarter. Operating cashflow in the Core amounted to £204 million. This was the result of improvements in working capital and mainly attributable to increased cash collection from trade debtors and a decrease in inventory.

During the fourth quarter, the Group completed a number of previously announced disposals including Commerce Systems, Data Systems and its 50% stake in General Domestic Appliances for cash proceeds of £613 million in aggregate. The Group also received cash proceeds of £71 million from other non-core asset realisations including the sale of surplus property and Marconi’s remaining stake in Lottomattica. During the period transaction-related costs were incurred and certain payments were made against indemnities given to Philips, the buyer of the Group’s Medical Systems business, which together amounted to £13 million.

In January a wholly-owned subsidiary of Marconi plc purchased Marconi euro and dollar bonds in privately negotiated transactions. The total cash cost of these purchases, excluding transaction fees and accrued interest amounted to approximately £110 million to acquire bonds with a face value of £200 million. The total corresponding transaction fees and accrued interest amounted to approximately £8 million. The gain of £166 million will be recorded as a non-operating exceptional gain.

Other cash flows during the fourth quarter related primarily to restructuring and other exceptional items (£168 million) and interest (£84 million). The interest payment of £44 million relating to Marconi’s Eurobonds was made after the end of the financial year on 2 April 2002, the first business day after the due date of Saturday 30 March 2002.

Working Capital

Working capital continued to improve during the period.

Net inventory in the Core decreased during the quarter driving an improvement in net stock turns from 2.4 in December 2001 to 2.6 in March 2002. Approximately half of the absolute decrease was a result of net provision movements and half related directly to trading.

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Core creditor days decreased to 61 days compared to 84 days as at 31 December 2001 and 75 days as at 30 September 2001. The decrease at the year-end is mainly due to the impact on cost of goods sold of the one-off sale of SDH inventory to BT.

Core debtor days were reduced to 100 days compared to 114 days as at 31 December 2001. The negative impact of a higher proportion of Southern European sales where payments terms are typically above average was more than offset by the significant focus placed on cash collection in all geographical regions and the reduction of overdue debt.

The Group’s consolidated balance sheet for the year ended 31 March 2002 and a pro forma summary balance sheet for the Core business will be available at the time of publication of Marconi’s annual results.

Exceptional Items

The Group is currently re-assessing, in line with its accounting policies, the carrying values of goodwill, fixed assets, stock and debtors. As a consequence of the more uncertain sales outlook, the Group expects to record an exceptional charge to write down the value of historical goodwill and fixed assets. In addition, the Group expects to increase stock-related provisions and to provide against onerous contracts. These operating exceptional items, which are expected to be in the range of £700 – 800 million, are in addition to those already reported as at 30 September 2001 and will be reflected in the overall results for the year ended 31 March 2002. The Group also expects the full year results to reflect second half net non-operating exceptional gains of approximately £700 million, mainly as a result of capital gains on disposals of businesses and fixed assets completed during the period.

In addition, in the light of the Group’s revised market outlook and continued focus on cost reduction, management has decided to cease further planned implementation of a new Group-wide IT system. Since it began implementation in April 2001, the Group has successfully completed the development and testing of a global design for Marconi’s core business processes and it intends to draw upon this work as a base for future system upgrades. This action will lead to cash savings of £55 million of planned exceptional IT spend during the current financial year.

Change in accounting treatment of the Group’s shareholding in Easynet Group Plc

Marconi’s 72 per cent shareholding in Easynet Group Plc (“Easynet”) was previously accounted for as a fixed asset investment with its value marked to the prevailing market price at each balance sheet date. This reflected the Group’s intention to dispose of its shareholding within a period of 12 months from the time of its initial investment in July 2001.

In the light of the more uncertain market outlook, the Group no longer believes that this is a prudent accounting approach and has, therefore, adopted the equity method of accounting. Marconi continues to manage its shareholding in Easynet within Marconi Capital and fully intends to manage this investment for value in the medium-term.

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The Group’s shareholding in Easynet is reflected as an associate in the financial statements for the year ended 31 March 2002. The impact of this change in accounting treatment will be fully disclosed in the notes to those financial statements which will be published at the time of Marconi’s annual results presentation.

Pension Accounting — Adoption of FRS17

It is the Group’s intention to adopt FRS17 in full earlier than the required adoption date in its published results for the financial year ended 31 March 2002.

The year end actuarial review of the Group’s pension plans is not yet complete. Consequently, the fourth quarter operating profit includes allowance for pension expense consistent with the results reported for the first three quarters of the last financial year, using historic SSAP24 rates and assumptions, rather than the revised rates announced on 8 March 2002.

It is expected that early adoption of FRS17 will increase the Group’s operating costs but that this increase will be more than off-set at the net profit level by credits to other finance income and exceptional items. It is also expected that the early adoption of FRS17 will have a positive impact on the Group’s overall net assets.

Restructuring Discussions

On 22 March, Marconi announced that in the light of the Group’s revised market outlook, it had decided not to proceed with the new bank facility it had been negotiating with its lending banks to refinance its two existing syndicated loan facilities. The Group further announced that as a result of this decision, it had agreed to cancel the undrawn commitments under these facilities and to place on demand the drawn portion of the Euro 4.5 billion facility, which matures in March 2003.

In recent weeks, Marconi has developed a revised business plan which has been presented to representatives of the Group’s lending banks and bondholders. The plan, currently being reviewed by independent accountants, demonstrates a sustainable Core business which generates operating cash flow and returns to operating profit in the early stages of the 5-year plan period.

In parallel, Marconi continues discussions with representatives of its lending banks and bondholders in order to reach an agreement, as rapidly as possible, on a financial restructuring proposal that is acceptable to all stakeholders. As part of this process, the Marconi Board has agreed that it will accept certain restrictions on financial and corporate activities while it continues its restructuring negotiations with the bank syndicate and bondholders.

Of the Group’s cash balance of £1.4 billion, it has agreed that certain restrictions will apply to £850 million which will continue to be held with banks independent of the bank syndicate.

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In addition, the Group has agreed to increase the margin above LIBOR on its syndicated loan facility to 225 basis points per annum with effect from 1 April 2002.

Marconi is preparing its accounts for the year ended 31 March 2002 on a going concern basis in the expectation of finalising the refinancing process.

Vendor Finance

As at 31 March 2002, the Group had vendor finance commitments of approximately £100 million ($142 million), of which £58 million ($82 million) had been drawn. In addition, Marconi has provided a $90 million counter-indemnity to Philips relating to the sale of Medical Systems. Approximately $7 million was paid out against this indemnity during the fourth quarter.

Management has no intention of extending any significant further financing using the Group’s own funds. Instead, through its in-house vendor finance specialists, it will continue to provide innovative and structured financing solutions for its customers through third party financing institutions.

Outlook

As the Group indicated in its statement of 22 March, the market outlook during the fourth quarter has deteriorated as telecom operators further seek to tighten controls on capital expenditure and concentrate on free cash flow generation. In common with other telecom suppliers, the Board believes that these uncertain conditions are likely to persist throughout the financial year to March 2003.

The Group expects to provide further details of the business plan and an update of the restructuring process at the time of publication of its annual results.

Notes to editors

Definitions

Book to bill ratio is defined as orders received divided by sales.

Operating profit/(loss) is defined as earnings/(loss) after depreciation and before interest, tax, goodwill amortisation and exceptional items.

Operating costs are defined as research and development, sales and marketing and general and administrative expenses and the associated depreciation of fixed assets.

Operating cash flow is defined as operating profit/(loss) after adding back depreciation, change in working capital and capital expenditure.

SSAP24 / FRS17: UK accounting standards relating to pension fund accounting.

DSLAM: Digital Subscriber Loop Access Multiplexer, a copper-based access device.

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DWDM: Dense Wave Division Multiplexing, an Optical Networks technology used to increase the amount of information that can be sent over a single optical fibre.

Appendix 1

Quarterly Sales Breakdown

In £ Millions	Q1 00/01	Q2 00/01	H1 00/01	Q3 00/01	Q4 00/01	FY 00/01

Core	786	1,331	2,117	1,122	1,426	4,665
Capital	272	307	579	312	313	1,204
Medical	232	269	501	263	348	1,112
Others*	(3)	(8)	(11)	(8)	(20)	(39)

Total	1,287	1,899	3,186	1,689	2,067	6,942

In £ millions	Q1 01/02	Q2 01/02	H1 01/02	Q3 01/02	Q4 01/02	FY 01/02

Core	688	893	1,581	706	813	3,100
Capital	227	256	483	282	143	908
Medical	230	305	535	49	0	584
Others*	(11)	(10)	(21)	4	(8)	(25)

Total	1,134	1,444	2,578	1,041	948	4,567

*	Others relates mainly to inter-Group sales

Conference call details

A conference call and audio webcast will be held for analysts today (25 April 2002) at 2 pm, UK time. To join the call, dial +44 (0) 20 8896 4300 and quote “Marconi Trading Update”. An instant replay will be available for seven days by dialling +44 (0)1296 618 700, access code 494 010.

The audio webcast will be broadcast on Marconi’s website where materials to accompany the presentation will be available from 12 noon (UK time).

Financial Calendar:

Preliminary Results for year to 31 March 2002

Marconi is scheduled to announce its preliminary results for the financial year ended 31 March 2002 and hold a meeting for analysts and investors on 16 May 2002.

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- ENDS -

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Contacts

Name: Title: Phone:	David Beck/Joe Kelly Public Relations +44 (0) 207 306 1771 joe.kelly@marconi.com	Heather Green Investor Relations +44 (0) 207 306 1735 heather.green@marconi.com